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               INTERTAPE POLYMER GROUP INC. ANNOUNCES THE ISSUANCE
                       OF UNITED STATES PATENT #6,367,513

                  POLYOLEFIN SCRIMS OF WOVEN SUPERIMPOSED TAPES

Sarasota, Florida April 19, 2002 - Further to a news release dated December 5, 2001 Intertape Polymer Group Inc. [IPG] (NYSE:ITP, TSE:ITP) is pleased to announce it has received notification from the United States Patent and Trademark Office that patent application Serial No. 982,862 was approved, resulting in the issuance of United States Patent No. 6,367,513 on April 9, 2002. The new patent addresses scrims with substantially improved tear strength that are comprised of oriented tapes and/or multifilament yarns stacked in the warp and weft directions. These scrims are used extensively by IPG in their NovaShield(TM) line of extrusion coated Membrane Structure Fabrics.

Jim Bob Carpenter, IPG's President, Woven Products commented, "We are extremely pleased with this development. The stacked scrim design has a tear strength equal or superior to the heavier weight PVC fabrics used in the structure market today. This design gives our customers a tremendous competitive advantage as the ideal vinyl replacement product." He also added "The addition of this new `513 patent compliments our growing suite of intellectual property including Canadian patent 2,196,004, "Scrims of Improved Tear Strength" administered by its wholly-owned affiliate, IPG Technologies Inc. We have continued to seek added protection for our inventions and improvements and look forward to improving, protecting and realizing market advantages from our innovations."

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company was founded in 1981 and is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in twenty North American and European locations.

For additional information contact Trevor Arthurs, Director of Research & Development at 902-895-1686 ext. 173 or our Patent Counsel John Abokhair at 703-391-2900.

The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.